Exhibit 3.1
AMENDMENT NO. 1
TO
AMENDED AND RESTATED BYLAWS
OF
CAESARS ENTERTAINMENT, INC.

Effective: March 17, 2025

Pursuant to the resolutions duly adopted on March 17, 2025, by the Board of Directors of Caesars Entertainment, Inc. a Delaware corporation, the Amended and Restated Bylaws of Caesars Entertainment, Inc. (the “Bylaws”) are amended as follows, effective as of the date first written above in accordance with Article X of the Bylaws.

The first sentence of Article II, Section 1 of the Bylaws is hereby deleted in its entirety, and the following sentence is hereby substituted in lieu thereof:

“The number of directors which shall constitute the whole Board of Directors shall be not less than five (5) and not more than twelve (12).”

Except as herein amended, the provisions of the Bylaws shall remain in full force and effect.